Exhibit (a) (12)

                                 Contact:   The West Company
                                            Stephen M. Heumann
                                            Vice President and Treasurer
                                            (610) 594-3346

                      Investor Relations:   Morgen-Walke Associates
                                            Jill Ruja/Meredith Pudalov
                                            Press: Darren Brandt
                                            (212) 850-5600

                      THE WEST COMPANY ANNOUNCES CONCLUSION
                         OF "DUTCH AUCTION" SELF-TENDER


Lionville, PA October 8, 1998. The West Company, Incorporated (NYSE:WST) announced the final results of its Dutch Auction self-tender offer for up to 2,000,000 shares of its common stock, which expired at 5:00 p.m. on Wednesday, October 7, 1998.

The Company said that it will purchase approximately 2,000,000 shares of its common stock at a purchase price of $30.00 per share in accordance with the terms of the tender offer. This represents approximately 90% of the 2,250,000 shares tendered at or below the purchase price. The Company will make payment for the purchased shares as soon as practical. This share purchase represents approximately 11.8% of its shares outstanding immediately prior to the offer.

The West Company applies value-added services to the process of bringing new drug therapies and healthcare products to global markets. West's technologies include research and development of delivery systems for challenging drug molecules; the design and manufacture of packaging components, systems and devices that effectively deliver and differentiate drugs and healthcare products; contract laboratory services; and commercialization processes for the manufacturing, filling and packaging of drug and healthcare products.



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